DRAFT #5 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                              ePHONE Telecom, Inc.
                 (Name of Small Business Issuer in its charter)

           Florida                                     98-0204749
(State or other jurisdiction of             (IRS Employer Identification No.)
incorporation or organization)




    Ste E - 39767 Paseo Padre Parkway, Fremont, California, U.S.A. 94539-7970
           (Address of principal executive offices)                (Zip Code)


                   Issuer's telephone number: (510) 661-9898


                      Issuer's Website: www.ephonetel.com



Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:                  Name of each exchange on which registered:

   Common shares                                         Nil


Securities to be registered pursuant to Section 12(b) of the Act:

 Common shares $0.001 par value
       (Title of Class)

ePhone Telecom, Inc. is filing this Form 10-SB on a voluntary basis for the purpose of making itself a reporting company under the Act.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

A.       Business Development


ePhone Telecom, Inc. (the "Company") has not been in business for 3 years. The development of the business of the Company as described below was essentially commenced as of November, 1998. From the Company's original incorporation until November, 1998 the Company did no business and made no attempt to do any business. From November, 1998 to December, 1999, the Company did not business and focused its efforts on the review of business potentials and, ultimately, the business potential of the business described below.

The Company does not have a predecessor nor has there been any material reclassification of its business or any purchase of any assets not in the ordinary course of business.


The Company was incorporated pursuant to the laws of the State of Florida, U.S.A., effective May 3, 1996, as IRA Fund Brokers Corp., and changed its name to IFB Corp. on April 6, 1998. On March 22, 1999, IFB Corp. changed its name to ePHONE Telecom Inc.


The possibility of voice communications travelling over the Internet, rather than through the Public Switched Telephone Network ("PSTN"), first became a reality in 1995 when VocalTec, Inc. introduced its Internet Phone software. Designed to run on a personal computer ("PC") equipped with a sound card, speakers, microphone, and modem, the software compressed the voice signal, and translated it into Internet Protocol ("IP") packets for transmission over the Internet. This PC-to-PC Internet telephony worked only if both parties were using the same Internet Phone software, and had made an appointment to be connected to the Internet at the same time.

The basic steps involved in originating an IP Telephony call, are: (1) conversion of the analog voice signal to digital format; and (2) compression/translation of the signal into IP packets for transmission over the public Internet or managed IP networks. The process is reversed at the receiving end.

Internet Protocol is a method of taking information, usually a data stream that represents images or keystrokes, and dividing it into many small pieces, or "packets". These packets each include a header, which carries the originating address, the destination address, and a map for reassembling those packets when they reach their destination. IP was created to carry data, the same collection of zeros and ones that underlie every programme, document, and image created using a computer.

IP is a very flexible protocol for sending information across a network that has many different possible starting points and destinations, commonly known as "any-to-any". Because IP packets can travel from their starting point to their destination without staying linked together during the journey, they do not have to look for pathways across networks large enough to carry large chunks of information. Instead, the packets can scatter and exploit every available pathway across a network. Over the PSTN, analog voice communications need a direct point-to-point path and tie up this connection during the entire duration of the communication.

1.       Principal Services and their Markets

         (a) Services

Using Voice over Internet Protocol ("VoIP"), the Company will offer to small office and small business users, first and foremost, a low-cost, high-quality alternative to traditional long distance carriers. It intends to offer other telephony features in the future. The components of the initial offering are described below.

     Central to the Company's proposed operation, is a high quality IP backbone that will transport digitized packets of voice, fax and data, for its clients, around the world. The Company has selected a supplier for this component of its service - UUNET Technologies, Inc. (see Section 5 below).

     The Company will install multi-port gateways at UUNET's Points of Presence ("POP") premises in targeted markets around the world. These gateways will allow customers in those markets to access the ePHONE network, with no equipment other than their regular telephone. Once a customer places a call, either telephone or fax, the call is sent to the ePHONE gateway, located at the local UUNET facility. The call then is converted into IP packets and sent to destination using the most cost-effective route, as determined by the Company's Network Operations Center ("NOC"). The Company has selected Array Telecom Corp. ("Array") to supply the gateways for this component of its service (see Section 5 below).

     The first gateway will be installed in Rotterdam, The Netherlands in January, 2000. This site will be used to test the network and billing system.

     A record of the call is created and sent to the Company's NOC, for purposes of billing and customer service. While theoretically, one NOC could serve the worldwide network, in practice, quality will be improved, and billing simplified, by strategically locating a NOC in each main geographic region, with a copy of the record sent to the Company's central NOC, for back-up. The NOC consists of a gateway and server supplied by Array, and billing software supplied by Infozech. The first NOC is being installed by Array at its premises in Herndon, Virginia.

     Finally, the Company will also enable customers to originate calls using a Customer Premise Equipment ("CPE") device, the iGate, developed by TEK DigiTel Corp. ("TEK") of Germantown, Maryland. It is an inexpensive 2-port gateway that makes the conversion from analog to IP at the customer's premises. The iGate interfaces with the customer's regular telephone system. It connects to the Company's IP network via Integrated Services Digital Network ("ISDN"), dial-up modem or Ethernet connection - LAN, CATV (cable modem), or DSL (high-speed telephone). The Company's arrangements with TEK are described in Section 5 below.

     The iGate represents a unique feature and competitive advantage for the Company. It allows customers to access the Company's network anywhere there is Internet service, without the need for a local ePHONE gateway. The iGate enables phone-to-phone and fax-to-fax IP Telephony, making the service transparent to users who simply pick up the phone and dial the destination number.

(b) Customers

The Company's customers will fall into two main categories: small office/small business users ("Retail"), and long distance regional/international carriers ("Carrier").

Retail

Small office/small business customers with less than $200 monthly long distance usage, will use their telephone and/or fax to dial a local ePHONE gateway and access the Company's IP network enabling them to call anywhere in the world at greatly reduced rates. The Company will also offer a dialer to make the service transparent to the user. When the customer dials a long distance number, the dialer automatically dials the ePhone gateway, identifies the customer and dials the destination number.

Customers who meet the minimum monthly usage criteria will receive an iGate at no cost. The iGate will enable the customer to place call anywhere in the world at greatly reduced rates, as well as placing calls to other iGate customers for $0.03 per minute, irrespective of their location. This last feature will be particularly attractive to multi-branch organizations and businesses, which have frequently called numbers.

Those customers who do not meet the minimum monthly usage criteria, but who would like to take advantage of the iGate features, will be asked to pay a monthly network management fee of $5-25, depending on their monthly volume of calls.

Carrier

The Company will use the ePHONE gateways, located at UUNet sites, to provide a service helping long distance carriers make the transition from circuit switching to VoIP packet switching.

     For example, a San Francisco-based Competitive Local Exchange Carrier ("CLEC") has a large customer base focused on the Asian market. An ePHONE gateway would be located at the CLEC's premises in San Francisco. Customers' calls to Asia would then be routed through the gateway, on to ePHONE's IP network, downloaded in Hong Kong at an ePHONE gateway, and then sent to the destination number, via the local PSTN.

(c) Fixed Wireless Local Loop Project

The President and COO of the Company, Mr. Charlie Yang, prior to the acquisition of his company, General Tel Inc., by the Company on July 8, 1999, had developed a business relationship with Saigon Post and Telecommunications Corporation ("SPT") in Vietnam. The Company has agreed to continue to develop that relationship.

On October 22, 1999, the Company signed an Agreement in Principle (Exhibit 10.3) with SPT to jointly develop and operate a series of fixed Wireless Local Loop ("WLL") networks in the region of Ho Chi Minh City. The Company and SPT are currently conducting a technical and financial feasibility study for the project, which is expected to build to more than 80,000 subscribers in the next 5 years. The feasibility study is scheduled to be completed by February 28, 2000, at which time, if the outcome is positive, a Business Cooperation Contract ("BCC") will be signed between the two parties. The BCC will guide the management and operation of the WLL project. The BCC will be in the nature of a Joint Venture Agreement.

The parties are currently expecting the project to have 2,000-5,000 subscribers by the end of 2000, rising to 40,000 by 2004. The Company will be seeking separate financing for this project, primarily from investors in Hong Kong and elsewhere in Asia. The extent of the financing required will not be known until the feasibility study has been completed at the end of February, 2000.

2.   Distribution of Services and Markets

The Company is targeting those markets that offer both volume and the greatest margin between the prevailing long distance rates and the cost to the Company of terminating calls over the IP network. These markets are primarily intercontinental, i.e. Europe-North America, North America-Asia, and Asia-Europe.

In its market development work to date, the Company has targeted telephone equipment distributors and Internet Service Providers ("ISPs") in Europe and to a lesser extent in Asia, to act as distributors of its services. Telephone equipment distributors traditionally sell telephone equipment and provide training to interconnectors who in turn sell, install and maintain telephone switches and other telecommunications equipment for businesses. These distributors also sell telephone equipment to retail outlets in their area.

The Company has had a presence in Europe for the last nine months, through Hans van Yzeren, a Director of the Company, located in Belgium. A number of potential distributors have signed Letters of Intent to distribute the Company's services
 . As part of these  agreements,  the distributors have been testing the iGate on
their  premises.   These  tests,  conducted  over  the  last  six  months,  have demonstrated to the potential distributors, the high level of voice quality delivered by ePHONE's iGate.

The potential distributors include:

     Webby Corp of the Netherlands, distributors of WebTV devices, which proposes a US$500,000 advertising campaign starting in January 2000, exclusively devoted to the ePHONE products.

     MA&C Europe of Gant, Belgium, has proposed distribution in Belgium and France.

     Q-Net CL SRO of the Czech Republic.

     Starcom of Warsaw, Poland, intends to cover Poland, Slovenia and Hungary.

     Vestel Elecktronik A.S, the largest independent ISP in Turkey.

     X/IP Communications Ltd of London, England, a subsidiary of Interoute

     World Online, of Vianen, The Netherlands, covers most of the countries in Western Europe as ISPs.

In addition, strong demonstration of interest has been expressed by a number of other potential distributors in Eastern Europe, Africa and Asia.

E-Commerce, particularly in business-to-business offerings is believed by the Company to be an increasingly important part of today's marketing and sales strategy. The Company has spent in excess of $US 60,000 developing its website - www.ephonetel.com - including the recruitment of distributors.

3.   New Products or Services

The Company's focus, currently and for the next few months, is to establish its IP network, physically locate the initial ePHONE gateways, finalize testing on the iGate, finalize the contractual arrangements with its distributors, and generate revenues through the sale of the services described above.

Additional services are expected to be introduced after the establishment of a strong business base. These will include voice mail and unified messaging.

4.   Competitive Conditions

The internet telephony market is, in Management's opinion, changing and growing rapidly. Long distance rates are dropping every day, which in turn places pressure on internet telephony rates. A number of products currently on the market enable VoIP services using a telephone or fax. Typically these products require the terminating party to have the identical equipment and in some cases, to be forewarned of an impending call. Two-step dialing is required and often configuring the equipment can be cumbersome.

The Company believes that its iGate represents a significant competitive advantage. It does not require two-step dialing. It does not require that the other party has an iGate. Choosing the private IP network over the public Internet will enhance the quality of the call. Customer testing conducted with potential distributors indicates that the iGate, working together with the gateways and IP network, represents a very attractive solution. Furthermore, the iGate is priced very competitively and the cost will go down as volume increases.

However the Company is keenly aware that it must not delay the launch of its service line. It is imperative that the Company generates revenues in the first quarter of the year 2000.

5.   Suppliers

     (a)  Internet Backbone

         An important element of the Company's operation is a high quality IP backbone that will transport digitized packets of voice, fax and data, for its clients, around the world. To this end, the Company has signed a CoLocation Agreement dated August 26, 1999 with UUNET Technologies Inc., for UUNET's site in San Jose, California. The Company has had an iGate Server located at the San Jose site since September, 1999.

         The Company will install its gateways at other UUNET's Points of Presence (POP) premises around the world, to serve as its origination and termination points when sending voice, fax or data via the Internet or its dedicated IP network. It has signed a second CoLocation Agreement with UUNET dated December 12, 1999 for UUNET's site in Rotterdam, The Netherlands, where a 30-port gateway will be installed in January, 2000.

         (b)      Gateways

         On November 9,1999, the Company issued a Purchase Order, in the amount of $1,000,000, to Array, to supply multi-port gateways over the next 12 months. The Company has so far ordered the billing software and server, and the first 3 gateways, to be located respectively in Rotterdam, The Netherlands, Herndon, Virginia, and Hong Kong, during the first quarter of 2000. The Company has also ordered two low-density gateways for testing purposes.

(c)  Customer Premise Equipment

     The Company signed a Memorandum of Understanding on July 19, 1999 with TEK. TEK undertook to support the development and delivery of the iGate as a first priority, and to provide customer support. The Company undertook to order and prepay for a certain number of iGate units. In an Addendum to the MOU, dated September 11, 1999, TEK agreed to provide the Company with exclusive worldwide distribution rights to the "ePhone" solution, defined as the integration/combination of TEK's iGate and Array Telecom's Gateway/Gatekeeper. In return, the Company agreed that if it manufactures the TEK iGate, it will pay a one-time manufacturing rights fee and per unit royalties to TEK. The Company also agreed to certain minimum sales of iGate units.

     Under an Agreement dated November 9, 1999 Array is testing Customer Premise Equipment (iGate Servers) supplied by TEK. The testing revolves around interoperability of the iGates with the Array gateways, and with the ePHONE billing software. The results of these tests indicate that the iGates are interoperable with ePHONE's Array gateways, as well as with the Company's billing software. Further testing is underway to determine the ability of the iGates to "wake up" the caller equipment at the point of termination, in the case where the receiving party is not online. Testing is due to be completed by January 31, 2000.

6.   Dependence on a few major customers

     The Company is seeking to establish a number of distributorships in each of its major market areas. In addition, it will seek to attract customers over the web. The Company's business does not lend itself to being dependent on a very few customers.

7.   Government Approvals and Regulations

     The Company will not attempt to enter into any market, which is subject to regulation, without first determining that it can satisfy the regulatory requirements.

     In order to conduct telephony business in the United States, the Company will have to prepare and file applications and associated tariffs for international and interexchange telecommunications certification before the Federal Communications Commission and State Commissions, respectively.

     The Company's need for licenses in Europe and Asia will be a function of whether the Company operates as a foreign company in those locations, or whether it works with licensed foreign partners.

8.   Patents, Trademarks and Royalty Agreements

     The Company does not have any patents, trademarks, licences or protective agreements other than that it has trademarked its logo in Canada. The Company also has concluded the Agreement with Charles Yang described in
     Item 7D hereof (Exhibit 10.1).

9.   R. & D. Activities

     The Company considers that it has to the date hereof spent on research and development activities related to its above-described business approximately $200,000. There is no specific allocation of any of those costs to the Company's future customers - although it will be the Company's objective to charge for its products and services in sufficient amounts to enable it to recover its research and development costs.

10.  Y2K Compliance

     The Company is not planning to commence operations until the first quarter of 2000. Hence, it will avoid any potential problems arising from the actual date change itself. Nonetheless, it has taken steps to confirm that its suppliers are compliant.

     UUNET's Y2K report is available on its website at: http://www.wcom.com/about_the_company/year_2000_compliance/uunet_y2k. UUNET has made it clear that for an organization of it's magnitude, it is imperative to have a smooth crossover from 1999 to 2000 and that all the necessary precautions have been taken.

     Array Telecom, has confirmed that the hardware and software used for the network management and call routing, has been tested, no anomalies were found and that it is Y2K compliant.

     TEK, the supplier of the iGate Servers has confirmed that the iGate does not use or contain a real time clock and is therefore in no way affected by the Y2K problem and that no testing is necessary or required.

     The Company's actual costs incurred in addressing the Y2K issue have been minimal. The Company is a start-up company, using new technologies, supplied by others. Any future costs related to the Y2K problem will be the suppliers' responsibility, and will not affect the Company's financial condition.

11.  Employees

     At the date hereof the Company has only 1 employee, being Charles Yang, who is employed as the Company's President and Chief Operating Officer on a full-time basis. The Company otherwise functions through the efforts of its officers and contracted consultants.

C.   Reports to Security Holders

     The  Company  is not  presently  required  under any Act or  Regulation  to
     deliver   financial   statements  or  other   information  to  any  of  its
     shareholders. However:

1.   Annual Reporting

Regardless of whether it becomes required to do so by applicable rules or regulations, the Company will, voluntarily, send to all of its securityholders an Annual Report on or before the 30th day of June in each year, which will include the financial statements of the Company audited to the preceding December 31st, being the Company's fiscal year-end.

2.   SEC Reporting


As the Company became a reporting company on December 15, 1999, pursuant to the SEC Rules, it will hereafter supply reporting as is required by its reporting company status.


3.   Public Access

The public may read and copy any materials that this Company files with the United States Securities and Exchange Commission at its Public Reference Room at 450 - 5th Street N.W., Washington, D.C., U.S.A. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Further, to the extent that the Company files with the SEC electronically the SEC maintains an Internet site that contains reports, proxy and Information Statements and other information regarding issuers, and interested persons may obtain information on the site http:\\www.sec.gov. The Company's Internet address is http:\\ www.ephonetel.com.


ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company has not had any revenues from any operations as it has not commenced its proposed business operations. The Company's plan of operation for the next 12 months is principally as follows:

The Company has tentatively agreed with certain private investors (including many of the Directors and Officers) to make a $1,000,000 Regulation S private placement of shares to them November 3, 1999. The shares will be subject to a one-year hold. The proceeds from this private placement are being used to fund operations and equipment purchases so far in 1999. As of November 30, 1999, approximately $800,000 has been expended, of which $250,000 has been advanced to TEK DigiTel Corp as prepayment for 500 iGate Servers.

Currently, the Company requires approximately $60,000 per month for salaries, rent, marketing, general administration, consulting and legal fees. This amount will increase in the first quarter of 2000 as revenue is generated. It does not include gateways and other required equipment purchases, which in the fourth quarter of 1999 will amount to $100,000.

These working capital requirements and equipment purchases will continue to be funded out of the above-noted private placement for the period ending March 31, 2000. The Company will have to raise additional funds starting prior to March 31, 2000 in order to continue start-up operations.

The Company is currently in negotiations with a Canadian investment dealer for a $5,000,000 equity/debt financing. The funding is subject to the Company satisfying the requirements of the Eligibility Rules of NASD and becoming again quoted on the National Association of Securities Dealers' Over-The-Counter Bulletin Board. These funds are needed for the Company to continue to cover working capital requirements as well as the purchase of the Array gateways referred to above.

As an alternative, the Company is also discussing withanother company a plan to lease finance the Customer Premise Equipment, the iGate servers, and possibly the Array gateways.

If the Company fails to again qualify to be quoted on the Over-The-Counter Bulletin Board, it will have to solicit personal loans or private placements from individuals, officers and directors to continue operations. The compensation of officers and consultants would be reviewed and where possible reduced. The offices would be consolidated and expenses would not be incurred unless mandatory.



ITEM 3 DESCRIPTION OF PROPERTY

(a)  Plants or property

     The Company does not own or have any rights to purchase any plants or other property. Its only physical assets are computers and office equipment.

(b)  Investment Policies

     The Company does not have any policies which limit or guide the types of investments that it might acquire or invest in. However, at the date hereof, the Company does not have any expectations that it will acquire any investments other than those which might be compatible with, and will enhance or support, the Company's business objectives as described above. The Company does not have any policy which would lead it to acquiring assets or investments for capital gain. Such assets or investments as it may acquire or invest in would be to advance the business described above with the objective of generating income.

ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information with respect to beneficial ownership of the outstanding common shares of the Company as of September 20, 1999 for: (i) each shareholder known to be the beneficial owner of 5% or more of the outstanding common shares; (ii) each of the Company's executive officers and directors; and (iii) all executive officers and directors of the Company as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or has the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days.


At November 30, 1999 the Company had 12,000,000 shares issued and outstanding and had outstanding options entitling the purchase, within 60 days, of 3,775,000 shares. The following information as to percentage of beneficial ownership is therefore of the total of the shares issued or under option, being 15,775,000.





     Name and Address                        Number of Common Shares                  Percent of
 or Identity of Individual                     Beneficially Owned                     Beneficial
        or Group                           or Deemed Beneficially Owned               Ownership
------------------------------             ----------------------------               ----------
Robert G. Clarke
915 Leyland Street
West Vancouver, B.C. V7T 2L6                   Nil  shares
Director, Chairman and Chief                   1,000,000 options                         6.34%
Executive Officer and Promoter

                                     - 12 -




Charles Yang
39767 Paseo Padre Parkway
Suite E,                                       Nil  shares
Fremont, California, 94538                     500,000 options
Director, President and Chief Operating        of which only 300,000 are                          1.9%
Officer                                        exercisable within 60 days)

Peter Francis
Suite 3C, Tung Shan Terrace,                   Nil shares                                        1.58%
Stubbs Road,                                   250,000 options
Hong Kong
Director

Hans van Yzeren
Goizendreef 12                                 Nil shares                                        1.58%
2360 Oud-Turnhout                              250,000 options
Belgium
Director

Charlie Rodriguez
162 West Petunia Place                         Nil shares                                        1.58%
Tucson, Arizona                                250,000 options
U.S.A.
85737
Secretary and Vice-President

John Fraser
104 Elm Avenue                                 Nil shares                                        1.58%
Toronto, Ontario                               250,000 options
M4W 1P2
Director and Executive Vice-President

Ben Leboe
16730 Carrs Landing Rd.                        Nil shares                                        1.58%
Lake Country, B.C.                             250,000 options
V4V 1B2
Chief Financial Officer

Executive Officers and Directors as a group     Nil shares
(7) persons                                    2,550,000 options                                 16.16%


                                     - 14 -




Americana International Inc.*
Hong Kong                                      2,550,000 shares                                  16.16%
Holder of more than 5%




* Management is advised that the owner of 100% of the issued shares of Americana International Inc. is Gary Kenneth Urwin, Chartered Accountant, of 27 Hamilton Parade, Pymble, Sydney, Australia. Mr. Urwin has no other relationship to the Company.



ITEM 5 DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

All Directors serve until the next Annual General Meeting of the Shareholders or until they earlier resign. Officers are elected by the Board of Directors and their terms of office are, except to the extent that the engagement of Mr. Yang is governed by an Agreement, at the discretion of the Board of Directors. Further details of the Directors and Officers are as follows:



Name, Age and Positions held with the Company


     Robert G. Clarke - 55 Holds degrees, Bachelor of Commerce and Master of Business Appointed Director, President and Chief Executive Administration. During portions of the last 5 years has Officer June 3, 1999. Effective August 9, 1999 acted as independent business consultant. Director, resigned as President and was appointed Chairman President and Chief Executive of Waverider Communications of the Board. Also deemed the promoter of the Inc. (trades OTC BB under Symbol "WAVC" January, 1997 to Company. December, 1997. Director Global CT & T Telecommunications

 Business experience during past 5 years

     Inc. ("GLC" - Vancouver Stock Exchange , September 18, 1995 - October 17, 1996 and again from February 11, 1998 - October 11, 1999. Corporate Secretary, Pacific Western Capital Corporation (traded on Vancouver Stock Exchange) August 15, 1995 - October 17, 1996.

Name, Age and Positions held with the Company

     Charles Yang - 39 Appointed Director, President and Chief Operating Officer of the Company, August 9, 1999

 Business experience during past 5 years

     1994-1996: President of Charles Industries, Inc., Los Angeles, California directing multimedia communications system integration; 1995: International Sales Manager, North America/Greater China, of AFLA Inc., of Taiwan and California - multimedia network hardware manufacturer; 1996: Director of Sales and marketing, DFI Inc. of Fremont, California, marketing multimedia notebook and mobile computing system integration; 1997: President Arlotto Technologies, Inc., Fremont, California, marketing in U.S. and Canada data communication equipment; 1997-1999: Founder, President and Chief Executive Officer of General-Tel Inc., Fremont, California. Marketing telecommunication services and technolgies. Mr. Yang has undertaken to particularly, as part of his general full-time duties with the Company, focus on the potential for marketing of the Company's products and services in China and to assist Mr. Fraser in the development of the contractual arrangements which have been evolving in Vietnam.

Name, Age and Positions held with the Company

     John G. Fraser - 53 Appointed Director and Executive Vice-President of the Company June 3, 1999.

 Business experience during past 5 years

     Masters Business Administration degree University of Pittsburg. Bachelor of Commerce and Administration, Victoria University, Wellington, New Zealand.

     With KPMG Canada, Chartered Accountants until 1998. Most recent position held was Vice-Chairman, with national responsibility for KPMG Consulting which provides a full range of management consulting services, strategy, reengineering, human resources, information technology and package applications. Annual revenues were approximately $100 million, with professional staff of 600 and offices in 12 locations. Specific duties included providing strategic and business direction, quality assurance, professional development, risk management, compensation and promotions. Member of the firm's Management Committee and International Management Consulting Committee; Chair of the Management Consulting Policy Committee and the KPMG Centre for Government Foundation.

     In addition to his general duties Mr. Fraser has assumed responsibility for directing the development of the contractual arrangements that have been established in Vietnam.

Name, Age and Positions held with the Company

     Charlie Rodriguez - 55 Appointed Corporate Secretary and Vice-President - Corporate Affairs June 3, 1999

Business experience during past 5 years

     Master Business Administration Degree.

     Zephyr Technologies, Inc., Omaha, Nebraska. Served as Chief Financial Officer for a biometrics and smartcard software integrator company. Prepared business plan, contracts and marketing materials for presentations to investment bankers.

     WaveRider Communications, Inc., (a NASD OTC Bulletin Board reporting company), Vancouver, Canada, formerly named Channel I, Inc. Served as director from January to November 1997, and as President and CEO from May 1995 to January 1997. Developed an infrastructure for the implementation of the strategic business plan, presented management reports and implemented a business plan and a public offering of common shares.

     Hogan Clinics, Las Vegas, Nevada. Served as an outside consultant on an ongoing basis during 1998. Provided administrative management for all business and clinical operations including strategic planning, accounting, finance, supplies, equipment, contracting, and personnel for Medical Clinic. Restructured clinical operations eliminating duplication of functions.

     Advisory Services of Arizona, Inc., Scottsdale, Arizona. An investment banking and consulting company specializing in public companies. Served as an in-house consultant from October 1994 to December 1996. Assisted in the design and structure of various mergers and acquisitions and financings by clients. Provided operational analysis, and developed business plans and assisted in implementing infrastructures for various clients. Bullet-Cougar Golf Equipment Manufacturing Company (a NASDAQ company), Irvine, California. Provided due diligence for the purchase of three-golf equipment manufacturing subsidiaries merging into a public company. Interim Treasurer and Chief Financial Officer November 1994 to March 1995. Re-engineered operations and initiated a material requirements plan and direct order software system.

Name, Age and Positions held with the Company

     Benjamin Leboe - 53 Management Appointed Chief Financial Officer of the Company June 3, 1999.

Business experience during past 5 years

     British Columbia Chartered Accountant and Certified Consultant. Vice-President and Chief Financial Officer of VECW Industries Ltd. 1991 - June 1995; Director and President of CPT Pemberton Technologies Ltd. (shares traded on Vancouver Stock Exchange "CPT") 1991 - June, 1995; from July 1995 to date, Owner/Manager of Independent Management Consultants of British Columbia.

Name, Age and Positions held with the Company

     Peter Francis - 50 Director since June 3, 1999

Business experience during past 5 years

     From 1984 to present has operated his own investment and corporate advisory company - in the course of which he has incidentally sat on the Boards of or was a shareholder of or advisor to 12 companies that were publicly listed for trading on Asian markets.

     Designated to have responsibility for development of the Company's business in Southeast Asia - exclusive of Vietnam and China

Name, Age and Positions held with the Company

     Hans van Yzeren - 39 Director since June 3, 1999

     1998 to present:

     1996 - 1998: Data Services NV, Belgium. Position: Partner/Managing Director; Developing and establishing a new brand name of computer peripherals especially computer monitors in the European market. Extensive communication and negotiations with manufacturers and component suppliers regarding product, quality and price. Development of product design and manufacturing and established relationships with suppliers and customers.

     1990  -  1996:  G-Tel  Communications   S.a.r.l.,   Luxembourg;   Position:
     Partner/Director. Development of new style cordless telephone low and high frequency for all markets. Extensive involvement in R & D, product design, manufacturing, cost reduction and marketing. Mr. van Yzeren's commitment to the Company has been to, on a part-time basis, assist in the development of market opportunities for the Company's products and services in Europe.

ITEM 6 EXECUTIVE COMPENSATION

A.     Cash compensation

The Company paid no compensation, cash or otherwise, to any of its directors or executive officers during the fiscal years ended December 31, 1998.

No directors or executive officers are presently under any agreement pursuant to which they are guaranteed salary or other direct compensation. Various of the directors and executive officers perform functions for the Company on a consulting basis and are paid for their services rendered from time to time on such basis as is negotiated with them from time to time by the Chief Executive Officer, Mr. Clarke. Mr. Yang is currently entitled to compensation on a basic monthly basis with additional potential commissions and shares of the Company pursuant to the agreement described in Item 7 below.

B.     Option grants

No options were granted by the Company during any period prior to December 31, 1998. The Company does not have a stock option plan. However, the Company did grant, effective July, 1998, share purchase incentive options to 12 directors, executive officers, non-executive officers and individuals providing service to the Company entitling them to purchase up to an aggregate total of 3,975,000 shares of the Company exercisable at $0.50 per share on or before June 30, 2000. Provided that, the options granted to any individual will terminate within 30 days after the individual ceases to perform services for the Company or within 6 months after the date of the death of such individual. The numbers of shares optioned to each of the Company's Directors and Executive Officers is shown in the table in Item 4 above.

C.     Charles Yang

With the number of shares Charles Yang could receive pursuant to the agreement described in Item 7(d) and attached as an Exhibit hereto, he could become the largest single shareholder with enough shares to affect control of the Company.

ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


A. On May 8, 1996, immediately following the incorporation of the Company, the Company issued 1,000,000 common shares for $0.001 per share. Of these 975,000 shares were issued by the Company to Ira Schwartz, the Company's then sole director and officer.


B. By an Agreement dated July 8, 1999 the Company engaged Charles Yang (who was not previously related to the Company) to provide his services on a full-time basis as the President and Chief Operating Officer of the Company for a basic term of 4 years. The Agreement provides for the payment to Mr. Yang of a fee of $7,500 per month initially, escalating to $17,500 per month for the period April 1 - June 30, 2000. For the second, third and fourth years of Mr. Yang's engagement his compensation will be reviewed but will increase by a minimum of not less than 15% over the amount paid to him in the preceding year.

The Agreement also provided for Mr. Yang to be granted options and, pursuant thereto, Mr. Yang was granted options to purchase 500,000 common shares of the Company exercisable at $0.50 per share, during the term of his Engagement Agreement, the options vesting on the following schedule:

     100,000 shares on execution of the Agreement

     200,000 shares October 1,

     1999 200,000 shares January 1, 2000

In the Agreement the Company also agreed to acquire from Mr. Yang 100% of the issued shares of a company owned by him, General-Tel Inc., in exchange for 1,500,000 voting common shares of the Company. The Agreement provides that the Company must, within 6 months of the closing of the acquisition of General-Tel, raise funding for itself (and possibly use by General-Tel) of not less than $1,100,000, and if such financing is not raised within the said deadline Mr. Yang will be entitled to cancel the negotiations or the acquisition agreement and have 100% of the shares of General-Tel re-transferred to him in consideration for which he must return 1,350,000 of the Company's shares to it.

The Company has also agreed to issue Mr. Yang 2,000,000 voting common shares (which it has not yet done). The certificates for the shares will be held in escrow by the Company's Canadian lawyers, and 25% of such shares - i.e. 500,000 shares - will be released to Mr. Yang upon the Company achieving the following performance thresholds:

       (i)   net sales revenues of $5,000,000

       (ii) aggregate cumulative net sales revenues of $12,000,000

       (iii) aggregate cumulative net sales revenues of $30,000,000

       (iv) aggregate cumulative net sales revenues of $50,000,000

The Agreement requires that Mr. Yang bring to the company the benefit of all negotiations and technical knowledge initiated or held by him to sell hardware or services with respect to a technology referred to as Wireless Local Loop ("WLL"). The Company has agreed to issue Mr. Yang 1,000,000 voting common shares if he succeeds in developing an agreement for the sale of WLL to one or more purchasers brought to the Company by Mr. Yang - such shares to be issued on the following schedule:

     (i)  300,000  shares  upon   completion  of  negotiation   and  signing  of
          Memorandum of Understanding with the purchaser of WLL;

     (ii) 300,000 shares upon completion of signing of a formal contract for the sale of WLL;

     (iii)400,000 shares upon the receipt by the Company from the sale of WLL of payments and revenues of not less than $500,000.

     Further, Mr. Yang will receive 10% of the gross profits earned by the Company from the sales of WLL.

Mr. Yang will also, from the sale of the Company's products or services, receive royalties on the following basis:

       (i) from sales of equipment or services in China, Vietnam or Taiwan, provided the Company's gross profit margin is not less than 20% from such sales, Mr. Yang will be paid 5% of the gross profits from such business; and

       (ii) for countries other than China, Vietnam or Taiwan where the Company pays sales commissions or representatives or agents in such other country, Mr. Yang will be paid monies equal to 1% of the amount of the gross sales revenues from such countries;

       (iii) where sales to China, Vietnam or Taiwan produce gross profits of less than 20% then Mr. Yang will, in lieu of the aforesaid 5%, receive commissions equal to 1% of the gross sales revenues from such countries.

B. The Company issued the options described in Item 6B hereof to various of its directors and executive officers.


ITEM 8 DESCRIPTION OF SECURITIES

The Company's authorized capital consists only of voting common shares. 12,000,000 shares are issued and outstanding as of the date of this Statement and are held by 27 registered shareholders. The 12,000,000 shares are the number which are issued as a result of the Company's 1:3 split which came effective July 16, 1999. Prior to the split the Company had 4,000,000 shares issued.

All of the common shares rank equally with each other, and none have attached to them any dividend, pre-emptive or other rights or restrictions attached to them. Each share has attached to it one (1) non-cumulative vote. The Company's By-Laws do not contain any provisions which defer or prevent a change in control of the Company.


The Registrar and Transfer Agent of the Company's shares is Interwest Transfer Co., Inc., 100 - 1981 East 4800 south, Salt Lake City, Utah, U.S.A.


                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

A.     Market Information

The common voting shares of the Company are traded on the Over-The-Counter electronic Bulletin Board - under the symbol "EPHO" until December 15, 1999. From and after that date trades have been made on the National Quotation Bureau's electronic "Pink Sheets" under the symbol "EPHO". The Company's shares do not trade on any stock exchange or any other market.

The reported high and low bid prices for the Company's shares for the quarters of the last two completed fiscal years ending December 31, 1998 and the first three quarters of 1999 are as follows. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions, and may not represent actual transactions. The source of the bid information given is the Nasdaq-Amex Market Group.


 Year and Quarter                   High Bid $              Low Bid $
-----------------                   ----------              ---------
1997
1st Quarter                              0                      0
2nd Quarter                              0                      0
3rd Quarter                              0                      0
4th Quarter                              0                      0

 Year and Quarter                   High Bid $              Low Bid $
-----------------                   ----------              ---------
1998
1st Quarter                               0                      0
2nd Quarter                               0                      0
3rd Quarter                           $0.50                  $0.50
4th Quarter                           $0.50                  $0.50

 Year and Quarter                   High Bid $              Low Bid $
-----------------                   ----------              ---------
1999
1st Quarter                           $0.625                 $0.50
2nd Quarter                           $2.125                 $0.5313


3rd Quarter - July 1 - July 16, 1999 1:3 split -
      July 16, 1999
      September 30, 1999
     October 1 - December 15, 1999


As the Company's shares started trading on a 1:3 split basis effective July 16, 1999 the figures given above for the periods prior to that date are of pre-split shares. The Company's shares were not posted for trading on thue OTC Bulletin Board until May 18, 1998 - and hence no bid prices are shown for the period prior to that date.

B.     Holders


As of December 20, 1999 there were 27 shareholders of record of the Company's outstanding shares. One registered holder was the brokers' nominee and clearing house Cede & Co., of New York City, New York, U.S.A. - which was the registered holder of 5,368,000 shares.


C.       Dividends

The Company has not paid any cash dividends to date and no cash dividends will be declared or paid on the Common Shares in the foreseeable future. Payment of dividends is solely at the discretion of the Board of Directors.

On July 2, 1999, the Board of Directors unanimously approved a stock dividend of 2 shares for each 1 issued share - having the same net effect as a 3-1 forward split of the Company's Common Shares. The record date of the stock split was the close of business on July 6, 1999 and was such that each shareholder received 2 additional shares for each share owned at the close of business on July 16, 1999. The Company does not anticipate that there will be any stock dividends paid by the Company in the foreseeable future.

ITEM 2 LEGAL PROCEEDINGS

The Company is not involved in, or has no knowledge of, any threatened or pending legal proceedings against it.


ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no disagreements with its auditor Barry Friedman, C.P.A., during the fiscal years ended December 31, 1997 and 1998, six months ended June 30, 1999, and subsequent periods.


ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES

The Company has, in the past 3 years, sold securities, namely voting common shares - without registering the securities under the United States Securities Act of 1933, as follows:


(a) Effective March 1, 1999 the Company issued 1,000,000 shares in its capital for a price of $0.01 per share - being a total of $10,000 - to 8 purchasers none of whom were related to the Company or its Directors or Officers;

(b) Effective April 1, 1999 the Company issued 2,000,000 shares in its capital for a price of $0.045 per share - for a total of $90,000 - to a total of 20 purchasers who included the 8 purchasers of the shares described in sub-clause
(a) above - none of whom were otherwise related to the Company or its Directors or Officers.


All of the shares referred to in Clauses (a) and (b) have since been split on a 1:3 basis so that they have become a total of 9,000,000 issued shares.

All of the sales were made directly by the Company and not through the use of underwriters. No underwriting discounts or commissions were paid with respect to any of the sales - all of which were made for cash at the prices designated above.


The sales were made without registration pursuant to the exemption granted by Rule 504 of Regulation D to the Securities Act. All sales made within a 12 month period were for less than an aggregate total of $1,000,000. All of the sales were made to non United States persons outside of the United States.



ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS

Neither the Company's Charter documents nor any contracts or arrangements in existence provide for any insurance or indemnification of any Director, Officer or controlling person of the Company affecting his or her liability in such capacity.

Section 607.0850 of the Statutes of Florida (pursuant to which the Company was incorporated) grants to a company the power to provide indemnification to directors, officers, employees or agents of the corporation. While the provisions of the Statute contain an extensive description of situations where indemnification may be granted generally, the corporation can grant indemnification to directors, officers, employees or agents or others serving the company with respect to either actions by third parties or by the company if the person being indemnified was, with respect to the subject of the action, acting in good faith and in a manner he or she reasonably believed to be in the best interests of the company, and had no reason to believe was unlawful. Indemnification and the extent of the indemnification must be determined in each instance after a claim arises by a majority vote of the board of directors. Indemnification, even if previously approved, shall not be given if a final adjudication determines that the actions which are the subject of the indemnification were:

(a) a violation of the criminal law unless the person being indemnified had reasonable cause to believe that the conduct was not unlawful; or

(b) involves a transaction in which the person derived or was to derive an improper personal benefit; or

(c) the person is a director and liability provisions elsewhere in the Statutes of Florida are applicable; or

(d)  the actions of the person  proposed to be  indemnified  constituted  wilful
     misconduct  or  conscious   disregard   for  the  best   interests  of  the
     corporation.

As of the date hereof the Company has not agreed to grant any indemnification to any person pursuant to the foregoing statutory provisions.


                                    PART F/S


Audited financial statements of the Company are provided herein. They cover the last two completed fiscal years of the Company ending December 31, 1997 and December 31, 1998 and the half-yearly period ending June 30, 1999. Unaudited statements covering the stub period to September 30, 1999 are also included

                                    PART III


ITEM 2 DESCRIPTION OF EXHIBITS

3.1    Articles of Incorporation
3.2    Articles of Amendment of Articles of Incorporation
3.3    By-Laws
10.1   Engagement Agreement dated July 8, 1999 of Charles Yang
10.2 Specimen of form of Option Incentive Agreement signed by the Company with the various optionees as detailed in Item 6.B of Part I


10.3 Agreement in Principle dated October 22, 1999 with Saigon Post and Telecommunications Corp.




                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                ePHONE TELECOM, INC.
(Registrant)



Date:   December 20, 1999                       By:       "Robert Clarke"
                                                         -----------------